Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Excel Maritime Carriers Ltd. (the “Company”) regarding the Notice of the Annual Meeting of Shareholders of the Company, the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 3 are the Company’s current by-laws.

Exhibit 1

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

September 19, 2007

TO THE SHAREHOLDERS OF
EXCEL MARITIME CARRIERS LTD.

    Enclosed is a Notice of the Annual Meeting of Shareholders of Excel Maritime Carriers Ltd. (the “Company”) which will be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 19, 2007, at 11:00 a.m. (Bermuda time).

    At this Annual Meeting of Shareholders (the “Meeting”), shareholders of the Company will consider and vote upon the two proposals set forth in the accompanying proxy statement.  These proposals pertain to the election of directors and appointment of auditors of the Company.

    You are cordially invited to attend the Meeting in person.  Whether or not you plan to attend the Meeting, please sign, date and return the enclosed proxy as soon as possible in the enclosed self-addressed stamped envelope.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

    IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Gabriel Panayotides
Chairman

EXCEL MARITIME CARRIERS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2007

     NOTICE IS HEREBY given that the Annual Meeting (the “Meeting”) of the shareholders of Excel Maritime Carriers Ltd. (the “Company”) will be held on September 19, 2007 at 11:00 a.m. Bermuda time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

1.	To elect the Board of Directors (7) of the Company being all in the same Class;

2.	To ratify and approve the appointment of the Company’s independent auditors; and

3.	To consider such other matters as may properly come before the Meeting.

The close of business on August 8, 2007, has been set as the record date for the determination of shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

      You are invited to attend and participate.

      IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

      In the event you decide to attend the Meeting, you may revoke your proxy and vote in person.

By Order of the Directors,

Deborah L. Paterson
Secretary

August 15, 2007
Hamilton, Bermuda

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

----------------------

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 19, 2007

----------------------

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Excel Maritime Carriers Ltd., a Liberian corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 19, 2007 at 11:00 a.m. local time (the “Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice and to vote at the Meeting, on or about August 15, 2007.

The outstanding shares of the Company as of August 8, 2007 (the “Record Date”), consisted of 20,028,882 common shares, par value $ 0.01, of which 19,893,556 are Class A shares (“Class A Shares”) and 135,326 are Class B shares (“Class B Shares”) (together the “Common Shares”).  Each holder of record of the Common Shares at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Class A Share then held by each holder and one thousand (1,000) votes for each Class B Share then held by each holder.  One-third of the total number of votes shall constitute a quorum at the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “EXM”.

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal office, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, a written notice of revocation by a duly exercised proxy bearing a later date, or by attending the Meeting and voting in person.

All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals.  In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the directors, officers and employees of the Company by telephone, cable and personal interviews.  Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

PROPOSAL ONE – ELECTION OF DIRECTORS

The Company currently has seven Directors, all of a single class.  All of the current Directors have been nominated by the Board for re-election at the Meeting.  Each nominee Director shall serve until the next duly held general meeting of shareholders and until his successor is duly elected and qualified.

Set forth below is information concerning each nominee for Director.  Each nominee is currently a Director of the Company.

The affirmative vote of a plurality of the votes in the aggregate represented by the Common Shares present and entitled to vote at the Meeting is required to approve the proposal. You are urged to indicate the way you wish to vote on the matter in the space provided.  The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board if you choose to do so.  An abstention will not count towards determining whether this proposal will be adopted.  If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” the election of Directors as set forth below.

It is expected that each of these nominees will be able to serve, but if it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Nominated for Position
Gabriel Panayotides	52	Director
Christopher Georgakis	43	Director
George Agadakis	54	Director
Trevor J. Williams	65	Director
Frithjof Platou	70	Director
Evangelos Macris	56	Director
Apostolos Kontoyannis	58	Director

Nominees for Director

Gabriel Panayotides has been Director of the Company since October 1997 and Chairman of the Board of Directors since February 1998.  From October 1997 until November 1, 2004, he was President and Chief Executive Officer of the Company. He has participated in the ownership and management of ocean going vessels since 1978.  He is also a member of the Greek Committee of Bureau Veritas, an international classification society.  He holds a Bachelors degree from the Piraeus University of Economics.

Christophoros Georgakis was appointed on November 1, 2004 by the Board of Directors as the new President and Chief Executive Officer of the Company in replacement of Mr. Gabriel Panayotides, who retired from these positions.  Mr. Georgakis has two decades of shipping experience with a concentration on dry bulk shipping and joins the Company following six years with privately-held London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. Mr. Georgakis holds a BSc in Business Administration, magna cum laude, from United States International University.

George Agadakis has been Vice President, Chief Operating Officer and a Director of the Company since November 1997. He is the Shipping Director of Maryville Maritime Inc. and was the General Manager of Maryville from January 1992 to January 2001. He served as Insurance and Claims Manager of Maryville from 1983 to 1992.  He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976.  He holds diplomas in shipping from the Business Centre of Athens and the London School of Foreign Trade Ltd.

Trevor J. Williams has been a Director of the Company since November 1988 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

Frithjof Platou has been a Director of the Company since July 29, 2005. Mr. Platou is a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the boards of directors of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specialising in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris has been a Director of the Company since July 29, 2005. Mr. Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus-based office specializing in shipping law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis has been a Director of the Company since July 29, 2005. Mr. Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987 that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL TWO – RATIFICATION AND APPROVAL OF THE COMPANY’S INDEPENDENT AUDITOR

The Board hereby submits for ratification and approval by the shareholders at the Meeting Ernst & Young as the Company’s independent registered public accounting firm. The Board has duly appointed Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006. The affirmative vote of the majority of the votes in the aggregate represented by Common Shares present and entitled to vote at the Meeting is required to approve the proposal.  However, an abstention will not count towards determining whether this proposal will be adopted. If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” selection of the above named independent registered public accounting firm.

Ernst & Young have advised the Company that they do not have any direct or indirect financial interest in the Company, nor have they any such interest in connection with the Company during the past three fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL TWO.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS INDICATED.

OTHER INFORMATION

The Board knows of no business which will be presented for consideration at the Annual Meeting other than that stated in the Notice Meeting.  Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors,

Deborah L. Paterson
Secretary

August 15, 2007
Hamilton, Bermuda

Exhibit 2

EXCEL MARITIME CARRIERS LTD.

ANNUAL MEETING OF SHAREHOLDERS

SEPTEMBER 19, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Jason Adkins as the undersigned's agent and proxy with full power of substitution to vote any and all Common Shares of Excel Maritime Carriers Ltd. held of record by the undersigned on August 8, 2007 at the Annual Meeting of Shareholders of said Company to be held on September 19, 2007 at 11:00 a.m., local time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER WILL BE VOTED AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN THE MANNER DIRECTED HEREIN. UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS.

(Continued to be signed and dated on reverse side).

ANNUAL MEETING OF SHAREHOLDERS OF

EXCEL MARITIME CARRIERS LTD.

September 19, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê	Please detach along perforated line and mail in the envelope provided.	ê

20730000000000000000 5	091907

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.	PROPOSAL to elect a total of seven Directors, to serve until the next duly held general meeting of shareholders and until their respective successors are duly elected and qualified.			2.	PROPOSAL to ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2006.	FOR	AGAINST	ABSTAIN
						☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	m	Gabriel Panayotides
		m	Christopher Georgakis
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	m	George Agadakis
		m	Trevor Williams
☐	FOR ALL EXCEPT (See instructions below)	m	Frithjof S. Platou
		m	Evangelos Macris
		m	Apostolos Kontoyannis

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as show here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit 3

AMENDED AND RESTATED
BY-LAWS
OF
EXCEL MARITIME CARRIERS LTD.

ARTICLE I
Offices and Fiscal Year

Section 1.01    Registered Address

The registered address of the corporation shall be in the City of Monrovia, Liberia.

Section 1.02    Other offices

The corporation may also have offices at such other places within or without the Republic of Liberia as the board of directors may from time to time determine or the business of the corporation requires.

Section 1.03    Fiscal Year

The fiscal year of the corporation shall end on the 31st day of December in each year, or on such other day as may be fixed by resolution of the board of directors.

ARTICLE II
Meeting of Shareholders

Section 2.01    Place of Meeting

All meetings of the shareholders of the corporation shall be held at the registered address of the corporation, or at such other place within or without the Republic of Liberia as shall be designated by the board of directors in the notice of such meeting.

Section 2.02    Annual Meeting

The board of directors may fix the date and time of the annual meeting of the shareholders, and at said meeting the shareholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting.

Section 2.03    Special Meetings

Special meetings of the shareholders of the corporation for any purpose or purposes for which meetings may lawfully be called, including any meeting called to consider any amendment to the articles of incorporation, may be called at any time by resolution of the board of directors or by the chairman of the board or the president. At any time, upon written request of any of the foregoing persons who have duly called a special meeting, which written request shall state the purpose or purposes of the meeting, it shall be the duty of the secretary to fix the date of the meeting to be held as such date and time as the secretary may fix, not less than 15 nor more than 60 days after the receipt of the request unless otherwise provided by statute, and also the place of the meeting and to give due notice thereof. If the secretary shall neglect or refuse to fix the time, date or place of such meeting and give notice thereof, the person or persons calling the meeting may do so. Notwithstanding the foregoing, special meetings of the shareholders of the corporation for any purpose or purposes for which meetings may lawfully be called, including any meeting called to consider any amendment to the articles of incorporation, shall be called promptly by the secretary if requested in writing by the holders of not less than forty percent (40%) of the total number of votes entitled to be cast by holders of shares then issued and outstanding.  If the secretary fails to give notice of the special meeting within five (5) business days of receipt of such request, any shareholder who signed the request may give due notice thereof.  Any such notice shall state the purpose or purposes of the meeting and the date, time and place of the meeting.

Section 2.04    Notice of Meetings

Written notice of every meeting of the shareholders, whether annual or special, shall be given to each shareholder of record not less than 15 nor more than 60 days before the date of the meeting. Every notice of a special meeting shall state the purpose or purposes thereof and shall indicate that it is being issued by or at the direction of the person or persons calling the meeting.

Section 2.05    Quorum, Manner of Acting and Adjournment

The presence in person or by proxy of shareholders entitled to cast one-third of the total number of votes which may be cast at any meeting of shareholders shall constitute a quorum for the transaction of business at such meeting except as otherwise provided by statute, the articles of incorporation or these by-laws. If, however, a quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time in the manner provided in this Section 2.05, until a quorum shall exist for the transaction of business at such meeting. If an adjournment is for lack of a quorum for the transaction of business, or if after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the record date of such adjournment meeting. Otherwise, when a meeting of shareholders is adjourned to another time or place it shall not be necessary to give any notice of the adjourned meeting, otherwise than by announcement at the meeting, and at adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting.

When a quorum for the transaction of business is present at any meeting, a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote on such question shall decide such question brought before such meeting, unless the question is one upon which, by express provision of any applicable statute or of the articles of incorporation, a different vote or result is required, in which case such express provision shall govern and control the decision of such question. Except upon those governed by the aforesaid express provisions, the shareholders present in person or by proxy at a duly organised meeting can continue to transact business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum.

Any action required to be taken by a meeting of shareholders of a corporation, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth -the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same effect as a unanimous vote of shareholders.

Section 2.06    Organisation

At every meeting of the shareholders, the chairman of the board, if there be one, or in the case of a vacancy in the office or absence of the chairman of the board, one of the following persons present in the order stated: the deputy chairman of the board, if there be one, the president, the vice presidents in their order of rank or seniority or a chairman designated by the board of directors, shall act as chairman, and the secretary, or in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, a person appointed by the chairman, shall act as secretary.

Section 2.07    Voting by Proxy

Each shareholder entitled to vote at a meeting of the shareholders or to express consent or dissent without a meeting may authorise another person to act for him by proxy. To be valid, a proxy must comply in form and substance with all applicable provisions of Liberian law, including, without limiting the generality of the foregoing, the provisions following. No proxy shall be valid after the expiration of 11 months from its date, unless the proxy provides otherwise. Every proxy shall be revocable at the discretion of the shareholder, except as otherwise provided. Every proxy shall be signed by the shareholder or by his attorney-in-fact and filed (together, in the case of any proxy executed by an attorney-in-fact, with a copy of the power of attorney) with the secretary of the corporation. A proxy, unless expressly stated to be irrevocable as provided in this Section, shall be revocable at the pleasure of the shareholder, but the revocation of a proxy shall not be effective until notice thereof has been given to the secretary of the corporation. A duly executed proxy shall be irrevocable if it is entitled “irrevocable proxy” and states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power, including any of the circumstances set forth in the Business Corporation Act, and shall cease to be irrevocable upon the circumstances set forth in the Business Corporation Act. A proxy shall not be revoked by the incompetence or death of the maker unless, before the authority is exercised, written notice of such incompetence or death is given to the secretary of the corporation. The giving of a proxy by any shareholder to any other person shall not exempt such shareholder from compliance with any requirement of any applicable statute, the articles of incorporation or these by-laws relating to the conditions under which such shares may be voted.

Section 2.08    Voting Lists

A list of registered shareholders as of the record date and the number of shares which they are each entitled to vote, certified by the secretary, shall be produced at any meeting of shareholders upon request of any shareholder at the meeting or prior thereto. If the right to vote, or the number of votes which may be cast, on any item of business at any meeting, is challenged, the inspector or inspectors of election, or person presiding thereat, shall require the list of shareholders to be produced as evidence of the right of the persons challenged to vote on such item at such meeting, and all persons who appear from the list to be shareholders entitled to vote on any item or business may vote on such item at such meeting, and may cast the number of votes which the list shows that such person may cast.

Section 2.09    Inspectors of Election

In advance of any meeting of shareholders the board of directors may appoint inspectors of election, who need not be shareholders, to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the person presiding at any such meeting may, and on the request of any shareholder entitled to vote at the meeting and before voting begins shall, appoint inspectors of election. The number of inspectors shall be either one or three, as determined by the board of directors or person presiding at the meeting, as the case may be. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the board of directors in advance of the meeting, or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of his duties, shall take an oath faithfully to execute the duties of inspector at such meeting.

If inspectors of election are appointed as aforesaid, they shall determine from the lists referred to in Section 2.08 of this Article II the number of shares outstanding, the shares represented at the meeting, the existence of a quorum, and the voting power of shares represented at the meeting, determine the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote or the number of votes which may be cast, count and tabulate all votes or ballots, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all shareholders entitled to vote thereat. If there be inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

Section 2.10    Election of Directors

Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting for directors shall not be permitted.

ARTICLE III
Board of Directors

Section 3.01    Powers

All powers of the corporation, except those specifically reserved or granted to the shareholders by statute, the articles of incorporation or these by-laws, are hereby granted to and vested in the board of directors; all such powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed by, the board of directors.

Section 3.02    Number and Term of Office

The Board of Directors shall consist of such numbers of directors, not less than three (3) and no more than nine (9), as shall be fixed from time to time by the Board of Directors. The term of office for each director shall commence from the date of his election and expire on the date of the next scheduled Annual General Meeting of Shareholders. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal. No decrease in the number of directors shall shorten the term of any incumbent director. In addition, the Board may create classes of directors any time it deems such an act appropriate, and amend these by-laws as necessary. Any vacancies created by such action may be filled by way of a two-thirds vote of the then incumbent directors until the next scheduled Annual General Meeting of the Company’s Shareholders.

Section 3.03    Vacancies

Vacancies and newly created directorships resulting from any increase in the authorised number of directors may be filled by vote of two-thirds of directors then in office, though less than a quorum, or by a sole remaining director, from among candidates who are qualified as provided in the articles of incorporation.  Directors chosen to fill vacancies shall hold office for the unexpired term of their respective predecessors. Directors chosen to fill newly created directorships shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

Section 3.04    Resignations

Any director of the corporation may resign at any time by giving written notice to the president or the secretary. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.05    Organisation

At every meeting of the board of directors, the chairman of the board, if there be one, or, in the case of a vacancy in the office or absence of the chairman of the board, one of the following officers present in the order stated: the deputy chairman of the board, the president, the vice presidents in their order of rank and seniority, or a chairman chosen by a majority of the directors present, shall preside, and the secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, any person appointed by the chairman of the meeting shall act as secretary.

Section 3.06    Place of Meeting

The board of directors may hold its meetings, both regular and special, at such place or places within or without the Republic of Liberia as the board of directors may from time to time appoint, or as may be designated in the notice calling the meeting.

Section 3.07    Regular Meetings

Regular meetings of the board of directors may be held without written notice at such time and place as shall be designated from time to time by resolution of the board of directors. At such meetings, the directors may transact such business as may properly be brought before the meeting.

Section 3.08    Special Meetings

Special meetings of the board of directors shall be held whenever called by the chairman of the board or by the president or by two or more of the directors.

Notice of each such board of directors meeting shall be given to each director by telephone, in person or in writing at least 24 hours (in the case of notice by telephone or in person) or 48 hours (in the case of notice by telegraph, cablegram, telex, teleprinter or telecopier) or 15 days (in the case of notice by mail) before the time at which the meeting is to be held. Each such notice shall state the time and place of the meeting to be so held, but need not state the purpose of the meeting.

Section 3.09    Quorum, Manner of Acting, Adjournment and Action without Meeting.

At all meetings of the board the presence, in person or by proxy, of one-third of the entire board of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present in person or by proxy at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. A proxy to a director shall be given in an instrument in writing including a telegram, cable, telex, teleprinter, telecopier or similar communications equipment. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board of committee.

Section 3.10    Committees of the Board

The board of directors may, by resolution adopted by a majority vote of the entire board, designate from among its members one or other committees. The board shall designate the chairman of each such committee, and may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

Any committee designated by the board of directors shall have and may exercise such power and authority as shall be provided in the resolution of the board of directors establishing such committee.

Any committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Meetings of any committees may be called by the chairman of such committee, or by the secretary of such committee on the request of any two members of such committee, on two days notice to each member. One-third of the directors in office designated to any committee (but in all events not less than two such directors) shall be present at each meeting to constitute a quorum for the transaction of business, and the acts of a majority of the directors present at any meeting shall be the acts of such other committee. Each committee so formed shall fix its own rules of proceeding, appoint its own secretary, keep regular minutes of its meetings and report the same to the board of directors when required.

Section 3.11    Compensation of Directors

The board of directors shall have the authority to fix the compensation of directors.

Section 3.12    Removal of Directors by Board

Subject to compliance with any additional requirements with respect to such removal imposed by the express terms of any class or series of any class of shares or by statute, any member of the board of directors may be removed as such, with cause by vote of two thirds of the entire board of directors other than such director.

ARTICLE IV
Notice - Waivers - Meetings

Section 4.01    Notice, What Constitutes

Whenever, under the provisions of the statutes of the Republic of Liberia, or the articles of incorporation or these by-laws, any notice, request, demand or other communication is required to be or may be given or made to any officer, director, or registered shareholder, it shall not be construed to mean that such notice, request, demand or other communication must be given or made in person, but the same may be given or made by mail, telegram, cablegram, telex, telecopier or teleprinter to such officer, director or registered shareholder. Any such notice, request, demand or other communication shall be considered to have been properly given or made, in the case of mail, telegraph or cable, when deposited in the mail or delivered to the appropriate office for telegraph or cable transmission, and in other cases when transmitted by the party giving or making the same, directed to the officer or director at his address as it appears on the records of the corporation or to a registered shareholder at his address as it appears on the record of shareholders, or, if the shareholder shall have filed with the secretary of the corporation a written request that notices to him be mailed to some other address, then directed to the shareholder at such other address. Notice to directors may also be given in accordance with Section 3.08 or Article III hereof.

Whenever, under the provisions of the statutes of the Republic of Liberia or the articles of incorporation or these by-laws, any notice, request, demand or other communication is required to be or may be given or made to the corporation, it shall also not be construed to mean that such notice, request, demand or other communication must be given or made in person, but the same may be given or made to the corporation by mail, telegraph, cablegram, telex, telecopier and teleprinter.

Section 4.02    Waivers of Notice

Whenever any written notice is required to be given under the provisions of the articles of incorporation, these by-laws or by statute, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice of such meeting.

Attendance of a person, either in person or by proxy, at any meeting, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of such meeting.

Section 4.03    Conference Telephone Meetings

One or more directors may participate in a meeting of the board, or of a committee of the board, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

ARTICLE V
Officers

Section 5.01    Number, Qualifications and Designation

The officers of the corporation shall be chosen by the board of directors and shall be a president, a secretary, a treasurer, and such other officers as may be elected or appointed and with such duties as determined by the board of directors. All officers shall hold office until their successors are elected and qualified Officers may be of any nationality and need not be residents of the Republic of Liberia. One person may hold more than one office. Officers may be, but need not be, directors or shareholders of the corporation. The board of directors may elect from among the members of the board a chairman of the board and a deputy chairman of the board who shall also be officers of the corporation.

Section 5.02    The Chairman of the Board

The chairman of the board, if any, shall perform the duties set forth in these by-laws and may exercise and perform such other powers and duties, including the execution of powers of attorney, contracts, bonds and other obligations in the name of the corporation that implement policies established by the board. In addition, the chairman of the board shall perform such other duties as may from time to time be assigned to him by the board.

Section 5.03    The Deputy Chairman of the Board

The deputy chairman of the board, if any, shall perform the duties of the chairman of the board in his absence and such other duties as may from time to time be assigned to him by the board or by the chairman of the board.

Section 5.04    The President

Subject to powers set forth in these by-laws and given by the board to the chairman of the board and the deputy chairman of the board, if any, the president is the general manager and chief executive officer of the corporation and has, subject to the control of the board, general supervision, direction, and control of the business and officers of the corporation. The president has the general powers and duties of management usually vested in the office of president and general manager of a corporation, including the execution of powers of attorney, contracts, bonds and other obligations in the name of the corporation that implement policies established by the board.  In addition, the president shall perform such other duties as may from time to time be assigned to him by the board.

Section 5.05    The Vice President

Any vice president shall perform the duties of the president in his absence and such other duties as may from time to time be assigned to him by the board of directors or by the president.

Section 5.06    The Secretary

The secretary, or an assistant secretary, shall attend all meetings of the shareholders and of the board of directors and shall record the proceedings of the shareholders and of the directors in a book or books to be kept for that purpose; see that notices are given and records and reports are properly kept and filed by the corporation as required by law, the articles of incorporation or these by-laws; be the custodian of the seal of the corporation and see that it is affixed to all documents to be executed on behalf of the corporation under its seal; and, in general, perform, all duties incident to the office of secretary, and such other duties as may from time to time be assigned to him by the board of directors or the president.

Section 5.07    The Treasurer

The treasurer or an assistant treasurer shall have or provide for the custody of the funds or other property of the corporation; collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the corporation; deposit all funds in his custody as treasurer in such banks or other places of deposit as the board of directors may from time to time designate; whenever so required by the board of directors, render an account showing his transactions as treasurer and the financial condition of the corporation; and, in general, discharge such other duties as may from time to time be assigned to him by the board of directors or the president.

Section 5.08    Officers' Bonds

No officer of the corporation need provide a bond to guarantee the faithful discharge of his duties unless the board of directors shall by resolution so require, in which event such officer shall give the corporation a bond (which shall be renewed if and as required) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of his office.

Section 5.09    Salaries of Elected Officers

The salaries of the officers of the corporation elected by the board of directors shall be fixed from time to time by the board of directors or pursuant to authority conferred by the board.

ARTICLE VI
Certificates of Stock, Transfer, Etc.

Section 6.01    Issuance

Each shareholder shall be entitled to a certificate or certificates for shares of the corporation owned by him upon his request thereof. All share certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall be signed by the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and may bear the corporate seal, which may be a facsimile. The signatures of the officers upon such certificate may be facsimiles, if the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employees. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer before the certificate is issued, it may be issued or delivered with the same effect as if he were such officer at the date of its issue. The corporation shall keep a record containing the names and addresses of all registered shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

Section 6.02    Transfer and Exchange

Transfers of shares of capital stock of the corporation shall be made only on the books of the corporation by the holder thereof or by his duly authorised attorney appointed by a power of attorney duly executed and filed, with the secretary or a transfer agent of the corporation, and on surrender of the certificate or certificates representing such shares of capital stock properly endorsed for transfer and upon payment of all necessary transfer taxes. Every certificate exchanged, returned or surrendered to the corporation shall be marked “cancelled”, with the date of cancellation, by the secretary or an assistant secretary or the transfer agent of the corporation. A person in whose name shares of capital stock shall stand on the books of the corporation shall be deemed the owner thereof to receive dividends, to vote as such owner and for all other purposes as respects the corporation. No transfer of shares of capital stock shall be valid as against the corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the corporation to the extent provided by law, until such transfer shall have been entered on the books of the corporation by an entry showing from and to whom transferred.

Section 6.03    Share Certificates

Share certificates of the corporation shall be in such form as is provided by statute and approved by the board of directors. The share record books and the blank share certificates books shall be kept by the secretary or by an agency designated by the board of directors for that purpose.

Section 6.04    Lost, Stolen, Destroyed or Mutilated Certificates

The board of directors may direct a new certificate or new certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorising such issue of a new certificate or new certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representatives, to advertise the same in such manner as the board shall require and to give the corporation a bond in such sum as the board may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.05    Record Holder of Shares

The corporation shall be entitled to recognise the exclusive right of a person registered on its books as the owner of registered shares, to vote and to exercise any other rights in respect of the shares held as the owner thereof. The corporation shall not be bound to recognise any equitable or other claim to or interest in any registered share or shares on the part of any person other than a person registered on its books as the owner of such registered share or shares, whether or not it shall have express or other notice thereof.

Section 6.06    Determination of Shareholders of Record

In order that the corporation may determine the holders of registered shares entitled to notice of any meeting of shareholders, or entitled to express consent to or dissent from any proposed corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other action, the board of directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of registered shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; except that the board of directors may fix a new record date for an adjourned meeting.

ARTICLE VII
Indemnification of Directors, Officers and Other Authorised Representatives

Section 7.01    Indemnification of Directors and Officers in Third Party Proceedings.

The corporation shall indemnify any director or officer of the corporation who was or is an “authorised representative” of the corporation (which shall mean for the purposes of this Article a director or officer of the corporation, or a person serving at the request of the corporation as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise) and who was or is a “party” (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any “third party proceedings” (which shall mean for purposes of this Article any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation) by reason of the fact that such person was or is an authorised representative of the corporation, against expenses (which shall include for purposes of this Article attorneys' fees), judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal third party proceedings (which shall include for purposes of this Article any investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The termination of any third party proceedings by judgement, order, settlement, indictment, conviction or upon a plea of no contest of its equivalent, shall not, of itself, create a presumption that the authorised representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal third party proceedings, had reasonable cause to believe that such conduct was unlawful.

Section 7.02    Indemnification of Directors and Officers in Corporate Proceedings

The corporation shall indemnify any director or officer of the corporation who was or is an authorised representative of the corporation and who was or is a party or is threatened to be made a party to any “corporate proceeding” (which shall mean for purposes of this Article any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favour or any investigative proceeding by or on behalf of the corporation) by reason of the fact that such person was or is an authorised representative of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defence or settlement of such corporate proceedings if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such corporate proceedings was pending shall determine upon applications that, despite the adjudication of liability but in view of all the circumstances of the case, such authorised representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 7.03    Indemnification of Authorised Representatives

To the extent that an authorised representative of the corporation who neither was nor is a director or officer of the corporation has been successful on the merits or otherwise, in defence of any third party or corporate proceeding or in defence of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith. Such an authorised representative may, at the discretion of the corporation, be indemnified by the corporation in any other circumstances to any extent if the corporation would be required by Section 7.01 or 7.02 of this Article to indemnify such person in such circumstances to such extent if such person were or had been a director or officer of the corporation.

Section 7.04    Determination of Entitlement to Indemnification

Any indemnification under Section 7.01, 7.02 or 7.03 of this Article (unless ordered by a court) shall be made by the corporation only as authorised in the specific case upon a determination that indemnification of the authorised representative is proper in the circumstances because such person has either met the applicable standard of conduct set forth in Section 7.01 or Section 7.02 or has been successful on the merits or otherwise as set forth in Section 7.03 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(1)	by the board of directors by a majority of a quorum consisting of directors who were not parties to such third party or corporate proceeding, or

(2)	if such a disinterested quorum is not obtainable, by a majority of the entire board, including as voting members those directors who are or were parties to such third party or corporate proceeding, or

(3)
if such a disinterested quorum is not obtainable, or, even if obtainable, a majority vote of such a quorum so directs, by independent legal counsel in a written opinion upon reference by the board of directors, or

(4)	by the shareholders upon reference by the board of directors.

Section 7.05    Advancing Expenses

Expenses actually and reasonably incurred in defending a third party or corporate proceeding shall be paid on behalf of a director or officer of the corporation by the corporation in advance of the final disposition of such third party or corporate proceeding as authorised in the manner provided in Section 7.04 of this Article upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation as authorised in this Article and may be paid by the corporation in advance on behalf of any other authorised representative when authorised by the board of directors on receipt of a similar undertaking. The financial ability of such authorised representative to make such repayment shall not be a prerequisite to the making of an advance.

Section 7.06    Scope of Article

The indemnification of authorised representatives, as authorised by this Article shall:

(1)
not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity.

(2)	continue as to a person who has ceased to be an authorised representative, and

(3)	inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.07    Reliance on Provisions

Each person who shall act as an authorised representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 7.08    Insurance

The corporation may purchase and maintain insurance on behalf of any person specified in the Business Corporation Act against liability asserted against him and incurred by him, whether or not the corporation would have power to indemnify him against such liability under the provisions of the Business Corporation Act.

ARTICLE VIII
Implementation of Rights Conferred by Articles

Section 8.01    Nomination of Director Candidates

To be qualified for election as a director, persons must be nominated in accordance with the procedures set forth in this Section 8.01. Nominations of candidates for election to the board of directors of the corporation may be made only by or at the direction of the board of directors or by a shareholder entitled to vote at the meeting of shareholders at which such election shall take place. All such nominations, except those made by or at the direction of the board of directors or by the holders of not less than forty percent (40%) of the total number of votes entitled to be cast by holders of shares then issued and outstanding, shall be made pursuant to timely notice in writing to the secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received by the secretary not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the meeting of shareholders; provided, however, that in the event that less than one hundred (100) days' notice or prior public disclosure of the date of the meeting of shareholders is given or made to shareholders, to be timely, notice of a nomination delivered by such shareholder must be received by the Secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting of shareholders was mailed or such public disclosure was made to the shareholders. Each shareholder's notice, timely or otherwise, shall set forth (a) the name, age, business address and residence address, and the principal occupation or employment of any nominee proposed in such notice, (b) the name and address of the shareholder or shareholders giving the notice as the same appears in the corporation's stock ledger, (c) the number of shares of capital stock of the corporation which are beneficially owned by any such nominee and by such nominating shareholder or shareholders, and (d) such other information concerning any such nominee as would be required, under the rules of the U.S. Securities and Exchange Commission applicable to domestic U.S. issuers, in a proxy statement soliciting proxies for the election of such nominee.

At the request of the board of directors, any person nominated for election as a director shall furnish to the secretary the information required by this Section 8.1 to be set forth in a shareholder's notice of nomination which pertains to the nominee. The chairman of a meeting of shareholders shall, if the facts warrant, determine and declare at such meeting of shareholders that such nomination was not made in accordance with the procedures prescribed by this Section 8.01, and he or she shall further declare that the defective nomination shall be disregarded. The chairman of a meeting of shareholders shall have absolute authority to decide questions of compliance with the foregoing procedures and his or her ruling thereon shall be final and conclusive.

ARTICLE IX
General Provisions

Section 9.01    Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock of the corporation, subject to the provisions of the articles of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalising dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

The corporation or other person paying any dividend or issuing any right on behalf of the corporation shall be entitled to withhold therefrom any taxes required to be withheld pursuant to the laws and regulations of any taxing authority having jurisdiction in the circumstances.

Section 9.02    Checks and Deposits

All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by such one or more officers, employees or agents of the corporation as the board of directors shall from time to time determine. All notes, bills of exchange or other orders in writing shall be signed by such person or person as the board of directors may from time to time designate.

Section 9.03    Corporate Seal

The corporate seal shall have inscribed thereon the name of the corporation, the year of its organisation and the words “Corporate Seal, Liberia”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 9.04    Amendment of By-Laws

Any provision of these by-laws other than Article 2, Article 8 and this Section 9.04 may be altered, amended, supplemented or repealed, or new by-laws may be adopted, by vote in person or by proxy of the two-thirds of the entire board of directors at any regular meeting of the board of directors or at any special meeting of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting, or by the affirmative vote of the holders of shares representing a majority of the total number of votes which may be cast at any meeting of shareholders.

Article 2, Article 8 and this Section 9.04 may only be amended pursuant to Article SIXTH of the corporation’s Articles of Incorporation.

Section 9.05    Effective Date

Any amendment to or any amendment and restatement of these by-laws shall govern the affairs of the corporation from and after the date set by the board of directors or shareholders of the corporation, as the case may be, in the resolution adopting the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: September 5, 2007	By:	/s/ Christopher Georgakis
Christopher Georgakis
Chief Executive Officer, President
and Director

SK 02545 0001 807854